SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 1, 2002

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

                                                                Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on October 31, 2002, entitled “STATEMENT RE VODAFONE’S OFFER TO VIVENDI”.

2002/076

31 October 2002

STATEMENT RE VODAFONE’S OFFER TO VIVENDI

On 16 October 2002, Vodafone Group Plc announced that its wholly-owned subsidiary, Vodafone AG, had made a €6.77 billion cash offer for Vivendi Universal S.A.’s (“Vivendi”) entire interests in Cegetel Groupe S.A.

On 29 October 2002, the Board of Vivendi announced it had decided not to accept Vodafone AG’s offer.

Vodafone AG’s offer, which was open until 30 October 2002, has now lapsed.

-ends-

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7600 2288

Euro RSCG C&O

Laurent Dondey

Tel:  +33 (0) 1 41 34 42 02

Estelle Griffe

Tel:  +33 (0) 6 23 75 09 23

UBS Warburg

Warren Finegold  (London)

Mark Lewisohn

Tel:  +44 (0) 20 7567 8000

Charles-Henri Le Bret  (Paris)

Tel:  +33 (0) 1 48 88 34 88

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 1, 2002	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary